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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 MARKET STREET
(No. and Street)

KINGSTON	PA	18704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN M. ALINIKOFF 570.287.2663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARENTE RANDOLPH PC
(Name – *if individual, state last, first, middle name*)

46 PUBLIC SQUARE, SUITE 400	WILKES-BARRE	PA	18701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/13

OATH OR AFFIRMATION

I, STEPHEN M. ALINIKOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITY INVESTMENTS, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT
Title

Notary Public

Notarial Seal
Sandra L. Harper, Notary Public
Kingston Boro, Luzerne County
My Commission Expires Sept. 9, 2006
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ OPERATIONS.
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SECURITY INVESTMENTS, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001
&
INDEPENDENT AUDITORS' REPORT
&
ADDITIONAL INFORMATION
&
INTERNAL CONTROL REPORT

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	2
FINANCIAL STATEMENTS:	
STATEMENT OF FINANCIAL CONDITION	3
STATEMENT OF OPERATIONS	4
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7
ADDITIONAL INFORMATION,	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	11
INTERNAL CONTROL REPORT,	
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	12

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
First Security Investments, Inc.:

We have audited the accompanying statement of financial condition of First Security Investments, Inc. (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Security Investments, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, PC

Wilkes-Barre, Pennsylvania
February 14, 2003

FIRST SECURITY INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CASH AND CASH EQUIVALENTS	$ 11,281	$ 29,406
MARKETABLE SECURITIES, At market value	1,679,305	1,885,606
COMMISSIONS RECEIVABLE	43,102	113,802
ACCRUED INTEREST INCOME	19,272	20,088
OTHER RECEIVABLES	8,770	10,000
PREPAID INSURANCE	72,808	-
INTANGIBLE ASSET	750,000	-
DUE FROM AFFILIATE (Net of estimated allowance for doubtful collections of $560,382 in 2002 and $525,305 in 2001)	-	-
TOTAL	$2,584,538	$2,058,902
LIABILITIES AND STOCKHOLDERS' EQUITY		
COMMISSIONS PAYABLE	$ 117,365	$ 111,868
PAYABLE TO CLEARING BROKER	1,001,966	1,086,536
ACCOUNTS PAYABLE	266,114	155,086
Total liabilities	1,385,445	1,353,490
STOCKHOLDERS' EQUITY	1,199,093	705,412
TOTAL	$2,584,538	$2,058,902

See Notes to Financial Statements

FIRST SECURITY INVESTMENTS, INC.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions, net	$ 2,962,130	$ 4,076,345
Interest income	79,013	76,640
Other revenues	43,035	4,250
Dividend income	8,159	10,647
Net investment losses	(116,446)	(72,729)
Total revenues	2,975,891	4,095,153
EXPENSES:		
Commissions	2,004,037	3,006,647
Management fees	695,500	998,000
Professional fees	135,453	94,951
Settlement expense	87,417	105,500
Licenses and fees	80,477	186,491
Other expenses	67,557	53,280
Insurance	67,248	90,862
Interest expense	57,714	85,930
Provision for doubtful collections	35,077	525,305
Other taxes	1,730	2,578
Total expenses	3,232,210	5,149,544
LOSS BEFORE INCOME TAXES	(256,319)	(1,054,391)
INCOME TAXES	-	-
NET LOSS	$ (256,319)	$ (1,054,391)

See Notes to Financial Statements

FIRST SECURITY INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	COMMON STOCK		ADDITIONAL PAID-IN		TREASURY	
	SHARES (a)	AMOUNT	CAPITAL	DEFICIT	STOCK (b)	TOTAL
BALANCES, DECEMBER 31, 2000	100,000	$ 1,000	$ 2,143,502	$ (346,099)	$ (38,600)	$ 1,759,803
NET LOSS				(1,054,391)		(1,054,391)
BALANCES, DECEMBER 31, 2001	100,000	1,000	2,143,502	(1,400,490)	(38,600)	705,412
ISSUANCE OF COMMON STOCK	6,250	62	711,338		38,600	750,000
NET LOSS				(256,319)		(256,319)
BALANCES, DECEMBER 31, 2002	106,250	$ 1,062	$ 2,854,840	$ (1,656,809)	$ -	$ 1,199,093

(a) Authorized 1,000,000 shares at $.01 par value each;
106,250 shares issued and outstanding as of December 31, 2002;
100,000 shares issued as of December 31, 2001.
(b) 25,000 shares in treasury, at cost, as of December 31, 2001.

See Notes to Financial Statements

FIRST SECURITY INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (256,319)	$ (1,054,391)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for doubtful collections	35,077	525,305
Changes in assets and liabilities:		
Marketable securities	206,301	235,840
Commissions receivable	70,700	25,347
Accrued interest income	816	15
Other receivables	1,230	26,778
Prepaid insurance	(72,808)	-
Due from affiliate	(35,077)	612,057
Commissions payable	5,497	(332,621)
Payable to clearing broker	(84,570)	(136,521)
Accounts payable	111,028	20,487
Total adjustments	238,194	976,687
Net cash used in operating activities	(18,125)	(77,704)
CASH FLOWS USED IN INVESTING ACTIVITIES,		
Purchase of intangible asset	(750,000)	-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES,		
Proceeds from the issuance of common stock	750,000	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(18,125)	(77,704)
CASH AND CASH EQUIVALENTS, BEGINNING	29,406	107,110
CASH AND CASH EQUIVALENTS, ENDING	$ 11,281	$ 29,406
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION,		
Interest paid	$ 57,714	$ 85,930

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

First Security Investments, Inc. (the "Company") operates in the brokerage and investment advisory industry primarily in the Eastern United States and is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and various states. The Company also sells life insurance policies and annuities to individuals primarily in the eastern United States.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES

Marketable securities are valued at market value. The resulting difference between cost and market is included in net investment losses. Profit and loss arising from all marketable security transactions are recorded on a trade date basis and reported as net investment losses.

COMMISSIONS RECEIVABLE

Commissions receivable are reported at amounts management expects to collect on balances outstanding at year-end. Accounts are charged to bad debt expense when deemed uncollectible based upon a periodic review of individual accounts. Commissions receivable are considered fully collectible by management and accordingly no allowance for doubtful accounts is considered necessary.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for net operating losses that are available to offset future taxable income.

COMMISSION INCOME AND EXPENSES

Commission income and expenses on securities transactions are recorded on a trade date basis.

INTANGIBLE ASSET

The Company purchased a customer list (the "List") from a new stockholder on December 23, 2002 for $750,000. The List will be amortized over it's estimated useful life of 5 years, using the straight-line method, beginning January 1, 2003. In addition, the list will be reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. No amortization expense was recorded in 2002. Amortization expense for 2003, 2004, 2005, 2006 and 2007 is expected to be $150,000 each year.

2. MARKETABLE SECURITIES

Marketable securities owned at December 31, 2002 and 2001 consist of trading and investment securities at market value, as follows:

	2002	2001
Federal, state and municipal obligations	$1,288,845	$1,310,449
Corporate stocks	294,413	474,636
Unit investment trust	96,047	100,521
Total	$1,679,305	$1,885,606

3. COMMISSIONS RECEIVABLE

The Company utilizes the services of a clearing broker to execute securities transactions for the Company's customers. The Company is paid commissions by the clearing broker for all transactions executed on behalf of the Company's customers. The Company has commissions receivable at December 31, 2002 and 2001 in the amount of $43,102 and $113,802, respectively.

4. RELATED PARTY TRANSACTIONS

Management services are purchased from an affiliated company. Management fees incurred for the years ended December 31, 2002 and 2001 amounted to $695,500 and $998,000, respectively.

Due from affiliate represents the balance due from an affiliated company. There are no repayment terms nor is interest charged on the outstanding balance. At December 31, 2002 and 2001, an allowance for doubtful collections equal to the outstanding balance was provided due to the financial condition of the affiliate.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $213,355, which was $113,355 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.8 to 1.0 at December 31, 2002.

6. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(2)(ii), which states that the provisions of this rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

7. INCOME TAXES

The major deferred tax asset (liability) items at December 31, 2002 and 2001 are as follows:

	2002	2001
Capital loss carryforwards	$145,100	$130,400
Allowance for doubtful collections	227,500	213,300
Net operating loss carryforwards	428,700	357,300
Unrealized gains on investments	(7,300)	(39,800)
Valuation allowance	(794,000)	(661,200)
Deferred income taxes	$ -	$ -

The Company recognized a deferred tax asset related to its net operating loss carryforward and established a valuation allowance for the deferred tax asset since the deferred tax asset may not be realized in the near term. The Company also recognized a valuation allowance to the extent the deferred tax asset related to its capital loss carryforwards and allowance for doubtful collections exceeded the deferred tax liability related to its unrealized gains on investments since the net deferred tax asset may not be realized in the near term.

Approximately $1,084,000 of loss carryforwards are available at December 31, 2002 for federal purposes and $913,000 for state purposes. The federal carryforwards begin to expire in 2015 and the state carryforwards begin to expire in 2010.

8. CONCENTRATION OF CREDIT RISK

The Company maintains substantially all of its cash and cash equivalent accounts with one investment company. Total cash and cash equivalent balances are insured up to $100,000 by the Securities Investor Protection Corporation.

9. CONTINGENCY

The Company is involved in certain claims and legal proceedings in the normal course of business in which monetary damages are sought. The Company is vigorously contesting these claims. Management, after consultation with outside legal counsel, believes that the resolution of these claims will not result in any material adverse effect on the Company's financial condition.

FIRST SECURITY INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$1,199,093
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Cash and cash equivalents	1,459
Other receivables	8,770
Prepaid insurance	72,808
Intangible asset	750,000
Total nonallowable assets	833,037
Excess fidelity bond charge	23,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	343,056
HAIRCUTS ON SECURITIES:	
Trading and investment securities	58,569
State and municipal government obligations	55,197
Undue concentrations	15,935
Total	129,701
NET CAPITAL	$ 213,355

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES:	
Commissions payable	$ 117,365
Accounts payable	266,114
TOTAL AGGREGATE INDEBTEDNESS	$ 383,479

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

REGULATORY MINIMUM	$ 100,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 25,565
REQUIRED CAPITAL	$ 100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 113,355
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.8 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 252,564
Net audit adjustments	(39,209)
NET CAPITAL, PER ABOVE	$ 213,355

See Notes to Financial Statements

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

To the Stockholders of
First Security Investments, Inc.:

In planning and performing our audit of the financial statements and additional information of First Security Investments, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parente Randolph, PC

Wilkes-Barre, Pennsylvania
February 14, 2003